Securities and Exchange Commission
                            Washington, D.C., 20549

                                  FORM N-54C

      NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
              SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  ML Oklahoma Venture Partners, Limited Partnership
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Address of Principal Business Office (No. & Street, City, State, Zip Code):
10830 E. 45th Street, Tulsa, Oklahoma 74146
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Telephone Number (including area code):  (918) 663-2500
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File Number under the Securities Exchange Act of 1934:  0-17198
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         The following is the basis for the filing of this notification of withdrawal: The company (1) has distributed substantially all of its assets to its securityholders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

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                                   SIGNATURE

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 29th day of December, 2000.

                                 ML OKLAHOMA VENTURE PARTNERS,
                                 LIMITED PARTNERSHIP

                                 By:  MLOK CO., LIMITED PARTNERSHIP,
                                      its Managing General Partner

                                 By:  MERRILL LYNCH VENTURE CAPITAL INC.,
                                      its General Partner

                                 By:  /s/ James V. Caruso
                                      --------------------------------
                                          James V. Caruso
                                          Executive Vice President



Attest:  /s/ J. Gerard Cummins
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         Name:
         Title: